Exhibit 99.3

CHINA SUNERGY
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: CSUN)

Proxy for Annual General Meeting

(or any adjournment thereof) to be held on September 5, 2012

Introduction

This Proxy is furnished in connection with the solicitation by the Board of Directors of China Sunergy Co., Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual General Meeting”) to be held at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China on September 5, 2012 at 9:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on August 3, 2012 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each such holder or his or her proxy present in person at the meeting shall have one vote on a show of hands and if voting is by way of a poll, one vote for every full-paid Ordinary Shares he or she holds. 267,287,253 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares) were outstanding as of August 3, 2012 and holders thereof are therefore entitled to notice of and to vote at the Annual General Meeting. This Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about August 8, 2012.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Proxy. As to any other business that may properly come before the Annual General Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Annual General Meeting. However, if any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at least two hours before the Annual General Meeting, or any adjournment or postponement thereof, or (ii) by voting in person at the Annual General Meeting, or any adjournment or postponement thereof.

To be valid, this Proxy must be completed, signed and delivered to the Company’s Investor Relation Department at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China, to Ms. Elaine Li’s attention, as soon as possible and in any event no later than 9:00 am, September 3, 2012.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://investors.chinasunergy.com, or by writing to IR@chinasunergy.com to request a physical or electronic copy.

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China Sunergy Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CSUN)

Proxy for Annual General Meeting

(or any adjournment thereof) to be held on SEPTEMBER 5, 2012

I/We,                                                                                            of                                                                                                                            , being the registered holder of _____________________ ordinary shares (Note 1), par value US$0.0001 per share, of China Sunergy Co., Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                    of     as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China at 9:00 a.m.(Beijing time) on September 5, 2012, and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, FOR the Ordinary Resolutions as indicated below.

	ORDINARY RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)
1.	Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting.
3.	Resolution No. 3 as set out in the Notice of Annual General Meeting.
4.	Resolution No. 4 as set out in the Notice of Annual General Meeting.
5.	Resolution No. 5 as set out in the Notice of Annual General Meeting.

Dated _______________, 2012               Signature(s) (Note 4) _________________

Notes:

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member if he is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” If no such indication is given, your vote will be deemed FOR all the resolutions as indicated above. Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the meeting.

[4]	This proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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